(Letterhead of Thomas Properties Group, Inc.)

VIA EDGAR

October 18, 2006

Linda van Doorn – Senior Assistant Chief Accountant

Jessica Barberich – Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Thomas Properties Group, Inc.

Dear Ms. Van Doorn and Ms. Barberich:

In response to the comments of the accounting staff contained in your letter dated September 11, 2006, we have supplementally provided the information set forth below. For your convenience, we have included the text of your letter and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2005

Item 15 – Exhibits and Financial Statement Schedules

Note 3 – Unconsolidated/Uncombined Real Estate Entities, page 68

1.	We note in your response that you do not believe that TPG/CalSTRS meets condition (ii) of paragraph 5(c) of FIN 46(R) since the venture’s activities are conducted on behalf of both CalSTRS and your company. However, it appears to us that substantially all of the activities of the venture involve or are conducted on behalf of your company. The principal purpose of the venture is to conduct a business that is uniquely complementary to your company’s business. Furthermore, the venture does not have any employees, but rather all of the activities of the venture are outsourced to your company and performed by your employees for which you earn revenues. Please provide us with a more robust explanation of how you came to your conclusion regarding condition (ii) of paragraph 5(c) of FIN 46(R). Please also tell us the nature of the operations of CalSTRS in your response.

Response:

With respect to condition (ii) of paragraph 5(c) of FIN46(R), it states “substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.” It is the California State Teachers Retirement System (CalSTRS), not Thomas Properties Group, LP (the Operating Partnership), that has disproportionately fewer voting rights. CalSTRS has a 66% voting interest, and holds a 75% economic interest in the joint venture. The Operating Partnership has a 33% voting interest, and holds a 25% economic interest in the joint venture.

October 18, 2006

Although the Operating Partnership holds a 25% economic interest, substantially all of the activities of the venture involve or are conducted on behalf of the Operating Partnership, as the joint venture’s activities are uniquely complementary to the Operating Partnership’s business. In addition, substantially all of the activities of the joint venture are performed by employees of the Operating Partnership, in which the Operating Partnership receives market rate fees.

CalSTRS is the second largest public pension plan and the largest teachers’ retirement fund in the United States and its primary responsibility is to provide retirement related benefits and services to teachers in the public school system in California. A portion of its portfolio investments are in real estate, such as its investment in TPG/CalSTRS.

Based on the above analysis of condition (ii) of paragraph 5 of FIN 46(R), we believe that TPG/CalSTRS is not a variable interest entity with respect to this condition, as substantially all of the joint venture’s activities either involve or are conducted on behalf of the Operating Partnership, and that CalSTRS is the entity that has disproportionately fewer voting rights.

Note 13 – Commitments and Contingencies, page 84

2.	We have read your response to comment 4. You note that the 2121 partnership refinanced its mortgage loan in 2003 and obtained market rate financing. You also state that no additional or subordinated financing was needed at that time. In this regard, it is unclear to us if the guarantees that you disclose on page 84 of your filing are still outstanding. Please clarify for us if the mortgage was refinanced without the existing guarantees or if the outstanding guarantees by you and the other general partner were necessary for the partnership to obtain the refinancing. If the guarantees were necessary, please expand your response regarding evaluation of the 2121 partnership under paragraph 5(a) of FIN 46(R). It still appears to us that the need for the guarantees to obtain refinancing indicates that the equity investments were not sufficient.

Response:

2121 Market Street Associates partnership (2121 MSA) was formed to develop and own a 168-unit residential building which qualified as a rehabilitation project of a historic structure. Our Operating Partnership and 22nd and Market Associates, an unaffiliated party, each hold a 50% interest.

The construction of the residential building was completed in 2003 and was originally financed with a construction loan. This construction loan was refinanced with a $20.4 million mortgage loan from CIBC, Inc. in 2003, at which time a guarantee of $3.3 million from the partners of 2121 MSA was required. This mortgage loan and related guarantee still exist.

The $3.5 million guarantee by our Operating Partnership was in existence prior to the origination of the mortgage loan in 2003, and was not a lender requirement of the mortgage loan. The guarantee was designed to provide additional debt allocation to the tax basis for a certain limited partner in 2121 MSA. The guarantee is no longer in existence, and we will revise our disclosure accordingly in future filings.

October 18, 2006

We believe that the equity investment at risk was sufficient as it exceeded the calculated expected losses of 2121 MSA. The refinance of the loan in 2003 was considered to be a reconsideration event to determine whether 2121 MSA was a variable interest entity. The new mortgage loan of $20.4 million was financed at a loan to value ratio of approximately 80%. Thus, we have estimated that the fair value of the building was $25.5 million at the time of the reconsideration event. Further, we estimated that the new mortgage loan was at market, and the net amount of the remaining assets and liabilities was not material. Thus, the fair value of the equity at risk was approximately $5.1 million.

We calculated the estimated losses to be approximately $1.6 million. As the equity at risk was $5.1 million, we believe that the entity did have sufficient equity at risk to absorb its expected losses, and therefore is not a variable interest entity with respect to paragraph 5(a) of FIN 46(R).

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Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,

/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer